May 24, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Anne Nguyen Parker, Branch Chief
Norman Gholson, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2010
File No. 333-166194

Dear Ms. Parker and Mr. Gholson:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2010, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted to the Staff on April 30, 2010 (the “First Amended Registration Statement”).  On behalf of the Company, we thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

The Company has responded to each of the Staff’s comments either by revising the First Amended Registration Statement as requested by the Staff, providing an explanation if the Company has not so revised the Initial Registration Statement or providing supplemental information as requested by the Staff.  In addition to the amendments made in response to the Staff’s comments, the Company has revised the First Amended Registration Statement to reflect developments since the time of the submission of the First Amended Registration Statement and to include unaudited financial statements as of and for the three months ended March 31, 2009 and 2010.  On its current schedule, subject to market conditions, the Company hopes to print preliminary prospectuses during the week of May 31, 2010.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Amendment No. 1 to Registration Statement on Form S-1

1.	Please revise the cover page of your Form S-1 to identify an agent for service in the United States.

RESPONSE:  In response to the Staff’s comment, the Company has revised the cover page of the Form S-1 to identify its agent for service in the United States.

2.
We note that on the cover page of the prospectus you include the following statement: “We anticipate that the offering price per share of our Common Stock will be between $●    and $●    per share.” Please revise to clarify whether you will set a fixed price for your offering.  We may have further comments after reviewing your response.

RESPONSE:  In response to the Staff’s comment, the Company has revised the cover page of the prospectus to delete the above-referenced sentence and related information.  We supplementally advise the Staff that the Company will set a fixed price for the offering based on the negotiation between the Company and the underwriter.

3.
We note your statement in the first paragraph following the Table of Contents that “information contained in this prospectus is accurate only as of the date of this prospectus.” Please remove this limitation.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the prospectus can necessarily only be accurate as of the date it was prepared. Developments may occur from time to time that may cause the prospectus to become out of date or inaccurate as of and after the date of such developments.  However, as indicated in the final sentence of the paragraph referred to by the Staff, the Company has obligations to update the prospectus under certain circumstances. The Company is aware of and intends to satisfy these obligations.

4.	Please obtain and file as Exhibit 5.1 the legality opinion required by Item 601(b)(5) of Regulation S-K. Ensure that you allow sufficient time for us to review the opinion once it has been filed.

RESPONSE: In response to the Staff’s comment, we have included as Exhibit 5.1 the legality opinion required by Item 601(b)(5) of Regulation S-K in the revised Form S-1.

5.
We note that a filing you made on January 20, 2010 was submitted on EDGAR as an “S-1/A” filing (which indicates a pre-effective amendment), but the filing appears to be a post-effective amendment to your registration statement on Form S-1, file number 333-149896.  Please correct this by filing a Form AW to withdraw the “S-1/A” and re-file the document as a POS AM (post-effective amendment). Please tell us whether any securities have been sold pursuant to this registration statement since January 20, 2010.  Please note that the post-effectiveness amendment will not become effective until you request and are granted effectiveness as to the POS AM filing.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that Post-Effective Amendment No. 1 to Form S-1 filed with the Commission on January 20, 2010 was filed as an “S-1/A” due to a printer error.  The Company intended the filing to be a post-effective amendment, as indicated on the cover page of the document and elsewhere. As the Company’s contractual obligation towards certain investors to keep this registration statement effective and prospectus included thereto current has since expired, the Company respectfully submits that it is no longer necessary for the Company to withdraw and re-file this document.

No securities have been sold pursuant to this registration statement since January 20, 2010.

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You may reach me by telephone at my office in Shanghai, China at 011-86-21-6165-1708, my China mobile phone at 011-86-136-1182-3710, or my US mobile phone at 650-714-8523.  In my absence, please contact Laura Luo at her office phone at 011-86-21-6165-1706, her China mobile phone at 011-86-136-216-215-72, or her US mobile phone at 650-521-7365.  We can all be reached by fax at (650) 493-6811.

Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Don S. Williams
Don S. Williams, Esq.

cc:

SkyPeople Fruit Juice, Inc.
Yongke Xue, Chief Executive Officer
Spring Liu, Chief Financial Officer

Pryor Cashman LLP
Selig Selig D. Sacks, Esq.
Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
Roxanne K. Beilly, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation
    Laura H. Luo, Esq.